Exhibit (a)(1)(iv)

To:	All BioForm Medical Employees Eligible to Participate in the Stock Option Exchange Program:

From:	Steven L. Basta

Date:	December 19, 2008

Subject:	The BioForm Medical Stock Option Exchange Program

On Monday, December 22, 2008, we will be commencing the BioForm Medical Stock Option Exchange Program (“Exchange Program”). The purpose of the Exchange Program is to give eligible employees holding options with an exercise price equal to or greater than $3.70 per share the opportunity to exchange those stock options for new options. These new options will provide employees with the right to purchase the same number shares at a per share exercise price determined by the closing price of our common stock on the date the new options are granted (currently expected to be January 22, 2009). These new options will have a new four-year annual vesting schedule commencing on the grant date of the new options.

Making a Decision About Whether or Not to Participate

You will soon receive a package from the Company by mail at your home address that contains information on the exchange process, answers to frequently asked questions, and instructions on how to elect to exchange your eligible options. If you decide to exchange your eligible options, we must receive your completed Election Form before 7:00 p.m. PST on January 22, 2009.

Your choice must be a personal one, based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Exchange Program materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate. If you do not receive your package of materials by January 15, 2009, or if you have questions about the Exchange Program, please send an e-mail to David Hartley at dhartley@bioform.com or call (650) 286-4035.

We encourage you to thoroughly review the materials to determine whether to participate in the Exchange Program.

The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible employees may obtain, free of charge, a written copy of the offering memorandum and other materials by calling David Hartley at (650) 286-4035 or by email at dhartley@bioform.com.